RSM! Richter

April 21, 2009

RSM Richter S.E.N.C.R.L./LLP
Comptables agréés
Chartered Accountants

2, Place Alexis Nihon
Montréal (Québec) H3Z 3C2
Téléphone / Telephone : (514) 934-3400
Télécopieur / Facsimile: (514) 934-3408
www.rsmrichter.com

Ontario Securities Commission
20 Queen Street West
Suite 1903
Toronto, Ontario M5H 3S8

Re: Notice of Change of Auditors dated April 14, 2009 (the "Notice of Change of Auditors") with respect to Copernic Inc. (the "Company")

Dear Sirs,

We acknowledge receipt of the Notice of Change of Auditors delivered to us by the Company.

With respect to such Notice of Change of Auditors and pursuant to paragraph 4.11 of National Instrument 51-102, we have read the Notice of Change of Auditors and, based on our knowledge of the information at this date, we agree with the statements contained therein, as it pertains to the former auditor, as this term is defined in the Notice of Change of Auditors.

Yours sincerely,

RSM Richter LLP

Chartered Accountants

cc: The Board of Directors, Copernic Inc.